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Exhibit 4.9

EXECUTIVE EMPLOYMENT AGREEMENT

        MEMORANDUM OF AGREEMENT made as of the 22nd day of July, 2004.

BETWEEN
CELESTICA INC., a corporation incorporated under the laws of the Province of Ontario (hereinafter called the "Corporation"),
OF THE FIRST PART,
- and -
CELESTICA INTERNATIONAL INC., a corporation incorporated under the laws of the Province of Ontario, (hereinafter included as the Corporation),
OF THE SECOND PART,
- and -
PETER J. BAR, of Newmarket, Ontario (hereinafter called the "Executive"),
OF THE THIRD PART.

        WHEREAS the Executive is Senior Vice President and Corporate Controller of the Corporation, and the Corporation wishes to continue to retain the services of the Executive to provide the services hereinafter described and the Executive wishes to continue to provide the Executive's services to the Corporation as hereinafter set forth;

        AND WHEREAS the Corporation considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Corporation and its shareholders;

        AND WHEREAS the Executive is a key management executive of the Corporation and is considered by the Corporation and the Board of Directors to be a valued employee of the Corporation who has acquired outstanding and special skills and abilities and an extensive background in and knowledge of the Corporation's business and industry in which it operates;

        AND WHEREAS the Corporation recognizes the valuable services that the Executive has provided and is continuing to provide to the Corporation and believes that it is reasonable and fair to the Corporation that the Executive receive fair treatment upon any termination of the Executive's employment, in the event of a Change in Control (as hereinafter defined) and upon any termination of the Executive's employment during the Change in Control Period (as hereinafter defined);

        AND WHEREAS the Executive also acknowledges that the Executive's position has given and will give the Executive access to confidential information of substantial importance to the Corporation, its subsidiaries and their businesses and that the compensation set out in this Agreement is, in part, in consideration for the covenants set out in Section 13;

        AND WHEREAS the Corporation and the Executive acknowledge that the compensation and benefits payable hereunder are reasonable having regard to all of the circumstances of the Executive's employment with the Corporation and having regard to executives in similar circumstances in large global companies;

        AND WHEREAS the Board (as hereinafter defined) has determined that it would be in the best interests of the Corporation to induce the Executive to continue in the employ of the Corporation by indicating, among other things, that in the event of a Change in Control, the Executive would have certain automatic and guaranteed rights;

        NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the parties agree as follows:

1.     Interpretation

        In this Agreement, unless the context otherwise requires or unless otherwise indicated, the following terms shall have the following meanings, respectively:

  (a)
  "Annual Base Salary" shall have the meaning set out in section 4(a) of this Agreement;

  (b)
  "Board" means the Board of Directors of Celestica Inc.;

  (c)
  "Cause" means the occurrence of any of the following:

  (i)
  wilful and continued failure by the Executive to substantially perform the Executive's duties (other than any such failure resulting from the Executive's incapacity due to physical or mental illness or the Executive becoming Permanently Disabled) after a demand for substantial performance is delivered in writing to the Executive from the Chief Executive Officer of the Corporation or the person performing the functions of the chief executive officer, which specifically identifies the manner in which the Executive has not substantially performed the Executive's duties and specifically identifies the manner in which such failure might be corrected, granting the Executive a period of thirty (30) days in which to effect such correction;

  (ii)
  wilful engaging by the Executive in gross misconduct which is demonstrably and materially injurious to the Corporation, monetarily or reputationally;

  (iii)
  the conviction of the Executive of a criminal offence involving dishonesty, fraud or other moral turpitude;

  (iv)
  the receipt by or on behalf of the Executive or any member of the Executive's immediate family (other than in his or her capacity as a shareholder of the Corporation) of any personal profit arising out of or in connection with a transaction to which the Corporation is a party without making disclosure to and obtaining the prior written consent of the Corporation;

  (v)
  the failure by the Executive to honor the Executive's fiduciary duties to the Corporation; or,

  (vi)
  the failure by the Executive to follow the direct written instructions of the Chief Executive Officer, provided that such instructions are not contrary to applicable law or generally accepted moral standards of business conduct, provided that for purpose of subparagraphs (i) and (ii) of this definition, no act or failure to act by the Executive shall be considered "wilful" unless done or omitted to be done by the Executive in bad faith and without reasonable belief that the Executive's action or omission was in the best interests of the Corporation;

  (d)
  "Change in Control" means the occurrence of any of the following after the date hereof:

  (i)
  the acquisition by any person or entity of beneficial ownership of securities of the Corporation which, directly or following conversion or exercise thereof, would entitle the holder thereof to cast more than 50% of the votes attaching to all securities of the Corporation which may be cast to elect directors of the Corporation, other than the additional acquisition of securities by a person or entity beneficially owning such number of securities on the date hereof; or

  (ii)
  consummation of an amalgamation, arrangement, merger or other consolidation of the Corporation with another corporation or a sale of all or substantially all of the assets of the Corporation to another corporation pursuant to which any person or entity beneficially owning as of the date hereof securities of the Corporation which, directly or following conversion or exercise thereof, would entitle such person or entity to cast more than 50% of the votes attaching to all securities of the Corporation which may be cast to elect directors of the Corporation immediately thereafter does not beneficially own securities of the successor or continuing corporation or corporation acquiring the assets which would entitle such person or entity, directly or following conversion or exercise thereof, to cast more than 50% of the votes attaching to all securities of such corporation which may be cast to elect directors of that corporation (other than any such amalgamation, arrangement, merger or combination or sale of all or substantially all of the assets which is proposed or initiated, directly or indirectly, by the Executive (other than solely in the Executive's capacity as an executive or member of the Board acting in the best interests of the Corporation) or any corporation controlled by the Executive);

  (e)
  "Change in Control Period" means the Potential Change in Control Period and the three year period after a Change in Control;

  (f)
  "Corporation" shall have the meaning first set forth above;

  (g)
  "Date of Grant" shall have the meaning given to such term in the LTIP;

  (h)
  "Date of Termination" means the date of termination of the employment of the Executive by the Corporation or the date on which the Executive provides notice to the Corporation of the termination of the Executive's employment for Good Reason or Good Reason upon Change in Control and for greater certainty, any such date of termination shall be considered to be the last date on which the Executive is actively at work and shall not be considered to extend to a later date by virtue of any statutory, contractual or common law notice period;

  (i)
  "Employment Period" shall have the meaning set out in section 11(b) of this Agreement;

  (j)
  "ESPO Plan" means, as applicable in the circumstances, the Corporation's Employee Share Purchase and Option Plan made as of March 24, 1997, as amended and restated on November 8, 2000, and as may be further amended from time to time, or the Corporation's Canadian Employee Share Purchase and Option Plan made as of March 23, 1998, as amended and restated on November 8, 2000, and as may be further amended from time to time;

  (k)
  "ESPO Option" means an option to purchase shares in the capital of the Corporation granted under an ESPO Plan, which options have all vested as of the date of this Agreement;

  (l)
  "Executive" shall have the meaning first set forth above;

  (m)
  "Good Reason" for the voluntary termination by the Executive of the Executive's employment shall mean the occurrence (without the Executive's express written consent) of any one of the following acts by the Corporation, or failure by the Corporation to act, unless, in the case of any act or failure to act described in subsection (i), (v), (vi) or (viii) below, such act or failure to act is corrected prior to the Date of Termination:

  (i)
  the assignment to the Executive of any duties inconsistent in any material adverse respect with the Executive's position, authority, duties or responsibilities as they exist immediately prior to the time of such assignment or the diminution or adverse alteration in any material adverse respect of such position, authority, duties or responsibilities, excluding, for this purpose, any lateral transfer of the Executive and excluding an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Corporation promptly after receipt of notice thereof given by Executive;

  (ii)
  any reduction in the Executive's rate of Annual Base Salary, or any reduction in the Executive's total cash and stock compensation opportunities, including Annual Base Salary and incentives, for any fiscal year to less than 100% of the total cash and stock compensation opportunities made available to the Executive immediately prior to the time of such reduction, except as determined by the Board in good faith and consistent with past practice and current market conditions or failure by the Corporation to provide the Executive with total cash and stock compensation opportunities in accordance with any agreement between the Executive and the Corporation;

  (iii)
  the relocation of the Executive's principal place of employment to a location more than 100 kilometres outside the City of Toronto except for required travel on the Corporation's business to an extent substantially consistent with the Executive's present business travel obligations;

    (iv)
    the failure by the Corporation to pay to the Executive any portion of the Executive's current compensation within seven days of the date such compensation is due;

    (v)
    the failure by the Corporation to continue to effect any compensation plan in which the Executive participates immediately prior to the time of such failure which is material to the Executive's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Corporation to continue the Executive's participation therein (or in such substitute or alternative plan) on a basis not materially less favourable, both in terms of the amount or timing of payment of benefits provided and the level of the Executive's participation relative to other participants, as existed immediately prior to the time of such failure;

    (vi)
    save and except where the Corporation implements a change to the benefits referred to in this paragraph that applies to all of the Corporation's employees in receipt of the benefit, the failure by the Corporation to continue to provide the Executive with benefits substantially similar to those enjoyed by the Executive under any of the Corporation's pension, life insurance, medical, dental, health and accident or disability plans, programs or arrangements in which the Executive is participating immediately prior to the time of such failure or the taking of any other action by the Corporation which would directly or indirectly materially reduce any of such benefits or deprive the Executive of any material fringe benefit enjoyed by the Executive immediately prior to the time of the taking of such action, or the failure by the Corporation to continue to provide the Executive with the number of paid vacation days to which the Executive is entitled on the basis of years of service with the Corporation in accordance with the Corporation's normal vacation policy in effect immediately prior to the time of such failure;

    (vii)
    the failure by the Corporation to obtain the assumption of the agreement to perform this Agreement by any successor as contemplated in Section 26 hereof; or,

    (viii)
    any other purported termination by the Corporation of the Executive's employment other than for Cause.

  (n)
  "Good Reason Upon A Change in Control" for the voluntary termination by the Executive of the Executive's employment shall mean:

  (i)
  the occurrence of any of the acts or failure to act of the Corporation set out in Section 1(m)(i) through (viii) inclusive, unless, in the case of any act or failure to act described in Section 1(m)(i), m(v), m(vi) or m(viii), such act or failure to act is corrected prior to the Date of Termination, where such acts or failure to act occurs during the Change in Control Period; or

  (ii)
  any breach of this Agreement by the Corporation during the Change in Control Period;

  (o)
  "LTIP" means the Corporation's Long-Term Incentive Plan made as of June 28, 1998, as amended and restated as of October 16, 2002, and as may be further amended from time to time;

  (p)
  "Option" means an option to purchase shares in the capital of the Corporation, and includes options granted under the LTIP and/or any other future plans but does not include options granted under an ESPO Plan;

  (q)
  "Performance-Contingent Options" means options granted under the LTIP and/or any other future plans, the vesting of which is determined in accordance with the achievement of performance targets established by the Board of Directors at the time of the grant of the options;

  (r)
  "Performance Units" shall have the meaning given to such term in the LTIP;

  (s)
  "Permanently Disabled" shall have the meaning set out in section 11(b) of this Agreement;

  (t)
  "Potential Change in Control" shall be deemed to have occurred if any one of the following occurs:

  (i)
  the Corporation enters into a binding agreement, the consummation of which would result in the occurrence of a Change in Control;

    (ii)
    the Corporation publicly announces an intention to take or to consider taking action which, if consummated, would constitute a Change in Control; or

    (iii)
    the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred;

  (u)
  "Potential Change in Control Period" shall commence upon the occurrence of a Potential Change in Control and shall lapse immediately following the first to occur of:

  (i)
  a Change in Control; or

  (ii)
  the first anniversary of the occurrence of a Potential Change in Control;

  (v)
  "Right" means a stock appreciation right and includes stock appreciation rights granted under the LTIP and/or any other future plans;

  (w)
  "Shares" shall have the meaning given to such term in the LTIP;

  (x)
  "Target Bonus" means fifty percent (50%) of the Executive's Annual Base Salary or such higher percentage of the Executive's Annual Base Salary as may be approved by the Board from time to time;

  (y)
  "Trade Secrets" shall have the meaning set out in section 13(a) of this Agreement; and

  (z)
  "Year" shall have the meaning given to such term in the LTIP.

2.     Position — Capacity and Services

        The Executive shall continue to serve the Corporation and any subsidiaries of the Corporation in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operation of the Corporation and any subsidiaries and associates of the Corporation (as those terms are defined in the Business Corporations Act (Ontario)) as may be determined from time to time by the Chief Executive Officer of the Corporation consistent with the office of the Executive. It is acknowledged and agreed that the duties and responsibilities of the Executive may be adjusted from time to time by the Chief Executive Officer of the Corporation as the Chief Executive Officer of the Corporation may determine to be appropriate in light of growth and other changes in the business and affairs of the Corporation and its subsidiaries and associates (but not in such a manner as would constitute Good Reason or Good Reason upon a Change in Control). Without limitation of the foregoing, the Executive shall occupy the office of Senior Vice President and Corporate Controller of the Corporation and shall:

  (a)
  devote all of the Executive's business time and attention and the Executive's best efforts to the business and affairs of the Corporation, provided however, that the Executive may serve as a member of a board of directors of an entity if the Board, or an appropriate committee thereof, determines in its sole discretion that such membership is not averse to the interests of the Corporation;

  (b)
  perform those duties that may reasonably be assigned to the Executive diligently and faithfully to the best of the Executive's abilities and in the best interests of the Corporation; and

  (c)
  use the Executive's best efforts to promote the interests and goodwill of the Corporation.

3.     Reporting Procedures

        The Executive shall report to the Chief Financial Officer of the Corporation. The Executive shall report fully to the Chief Financial Officer of the Corporation on the Executive's scope of responsibility and advise to the best of the Executive's ability and in accordance with reasonable business standards on business matters that may arise within such scope of responsibility from time to time.

4.     Remuneration

        (a)  Annual Base Salary.    The annual base salary (the "Annual Base Salary") payable to the Executive for the Executive's services hereunder for the term of this Agreement shall be as determined by the Board from time to time, and shall be exclusive of bonuses, benefits and other compensation. The Annual Base Salary shall be payable in equal bi-monthly instalments in arrears in accordance with existing practice, or in such other manner as may be mutually agreed upon, less, in any case, any deductions or withholdings required by law.

        (b)  Additional Remuneration and Benefits.    The Corporation shall provide the Executive with employee benefits comparable to those provided by the Corporation from time to time to other senior executive officers of the Corporation and shall permit the Executive to participate in any bonus plan, incentive plan, share option plan, share purchase plan, retirement plan, or similar plan offered by the Corporation from time to time to its senior executive officers in the manner and to the extent authorized by the Board.

5.     Salary and Bonus Adjustments

        The Chief Executive Officer of the Corporation shall review the compensation arrangements relating to the Executive at least once per calendar year, including the Annual Base Salary, any executive bonus and any incentive plan(s) applicable to the Executive. If the Chief Executive Officer of the Corporation shall determine that it is advisable to do so, the Chief Executive Officer of the Corporation may recommend to the Board that such compensation arrangements be reviewed and/or adjusted.

6.     Vacation

        The Executive shall be entitled to paid vacation in each fiscal year of the Corporation in accordance with the Corporation's vacation policy for employees of the Corporation (including the Executive) that is currently in effect, as it may change from time to time. The Executive's paid vacation is to be taken at a time approved in advance by the Chief Financial Officer of the Corporation, which approval shall not be unreasonably withheld but shall take into account the staffing requirements of the Corporation and the need for the timely performance of the Executive's responsibilities. In the event that the Executive decides not to take all the vacation to which the Executive is entitled in any fiscal year, the Executive's entitlement to take any such vacation in the next following fiscal year shall be determined in accordance with the Corporation's vacation policy for employees of the Corporation (including the Executive) in effect from time to time.

7.     Expenses

        The Executive shall be reimbursed for all reasonable travel and out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out the Executive's duties hereunder. For all such expenses the Executive shall furnish to the Corporation originals of all invoices, receipts or statements in respect of which the Executive seeks reimbursement as and when required by the Corporation's normal procedures for the submission of expense reports by employees of the Corporation.

8.     Relocation

        The location at which the Executive shall normally be required to attend for the purposes of performing his employment duties shall not, without the prior consent of the Executive, be located more than 100 kilometres outside the City of Toronto, except that this provision shall not be taken to limit the obligation of the Executive to undertake such reasonable business travel from time to time as is concomitant with the duties and office of the Executive.

9.     Continuation of Employment upon a Change in Control

        Upon a Change in Control, the Corporation agrees to continue the Executive in its employ, in accordance with the terms and provisions of this Agreement, on the same terms and conditions which were in effect immediately prior to the Change in Control or on such other terms as may be subsequently agreed upon in writing between the Corporation and the Executive.

10.   Vesting of Options, Stock Appreciation Rights, Performance-Contingent Options and Performance Units

        (a)  Options and Stock Appreciation Rights.    Upon a Change in Control or upon termination of the Executive's employment without cause during the Change in Control Period or voluntary termination by the Executive of the Executive's employment for Good Reason during the Change in Control Period, all unvested and unexercised Options and Rights granted to the Executive shall vest immediately and shall become exercisable in accordance with the terms of each such Option or Right or the plan governing each such Option or Right.

        (b)  Performance-Contingent Options.    Upon a Change in Control or upon termination of the Executive's employment without cause during the Change in Control Period or voluntary termination by the Executive of the Executive's employment for Good Reason during the Change in Control Period, all unvested and unexercised Performance-Contingent Options granted to the Executive shall become eligible for vesting and shall vest immediately, the extent of such vesting to occur in accordance with the terms governing vesting on change of control set out in the Board resolution authorizing the grant of such Performance Contingent Options or such other, more favourable, terms as the Board, acting in its discretion, may determine, and shall become exercisable in accordance with the terms of each such Performance-Contingent Option or the plan governing each such Performance-Contingent Option.

        (c)  Performance Units.    Upon a Change in Control or upon termination of the Executive's employment without cause during the Change in Control Period or voluntary termination by the Executive of the Executive's employment for Good Reason during the Change in Control Period, all Performance Units allocated to the Executive under the LTIP shall be issued or provided in the form of Shares to the Executive.

11.   Termination

        (a)  Termination for Cause.    The Corporation may terminate the employment of the Executive for Cause without notice or any payment in lieu of notice.

        (b)  Termination on Disability or Death.    The Executive's employment hereunder may be immediately terminated by the Corporation by notice to the Executive if the Executive becomes permanently disabled ("Permanently Disabled"). The Executive shall be deemed to have become Permanently Disabled if in any year during the period of the Executive's employment with the Corporation pursuant hereto (the "Employment Period"), because of ill health, physical or mental disability, or for other causes beyond the control of the Executive, the Executive has been continuously unable or unwilling or has failed to perform the Executive's duties for 120 consecutive days, or if, during any year of the Employment Period, the Executive has been unable or unwilling or has failed to perform the Executive's duties for a total of 180 days, consecutive or not. The term "any year of the Employment Period" means any period of 12 consecutive months during the Employment Period. This Agreement shall terminate automatically without notice upon the death of the Executive.

        (c)  Resignation by the Executive.    The Executive may resign the Executive's employment with the Corporation at any time upon giving sixty (60) days' written notice to the Corporation. The Corporation may waive such notice in whole or in part. If the Executive resigns the Executive's employment, the Corporation shall have no further obligations or responsibilities hereunder to the Executive.

12.   Severance Payments and Entitlements

        (a)  Termination for Cause.    Upon termination of the Executive's employment for Cause as described in Section 11(a), the Executive shall not be entitled to any payments other than the unpaid Annual Base Salary earned by the Executive before the Date of Termination calculated pro rata up to and including the Date of Termination together with any payment for notice or severance to which the Executive is entitled under the applicable employment legislation in force from time to time. The Executive's Options, Performance Contingent Options, Performance Units and Rights granted under the LTIP terminate effective the Date of Termination and may not be exercised thereafter.

        (b)  Termination on Disability or Death.    Upon termination of the Executive's employment by reason of the Executive becoming Permanently Disabled or on the death of the Executive as described in section 11(b), except as otherwise provided under the ESPO Plan, the LTIP, or under the Corporation's applicable incentive plans, life insurance, pension plan, medical, dental, health and accident and disability plans and pension and retiree benefit plans, the Executive or, in the case of death, the Executive's family, shall not be entitled to receive any payments other than the unpaid Annual Base Salary earned by the Executive to the date of the Executive becoming Permanently Disabled or the date of the Executive's death and, in the event of the Executive's death, that portion, if any, of the Executive's annual bonus that would be paid out in accordance with the Corporation's policy with respect to same in effect at the date of the Executive's death. Notwithstanding the foregoing, nothing in this provision shall affect the Executive's right to claim or receive death or disability benefits provided for in section 4(b) of this Agreement.

        (c)  Termination without Cause or for Good Reason.    Upon (i) termination of the Executive's employment without Cause, or (ii) voluntary termination by the Executive of the Executive's employment for Good Reason:

(i)
the Executive shall be entitled to receive, and the Corporation shall pay to the Executive, in lieu of two years' notice of termination, the aggregate of the following amounts (less any deductions required by law):
(A)
if not theretofore paid, that portion of the Annual Base Salary earned by or payable to the Executive during the then current fiscal year of the Corporation for the period to and including the Date of Termination, together with all benefits payable to the Executive through to and including the Date of Termination under the terms of the Corporation's benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination;
(B)
a pro rated portion of the Executive's Target Bonus calculated by multiplying (1) the Target Bonus by (2) a fraction, the numerator of which is the number of days in the applicable fiscal year through to and including the Date of Termination and the denominator of which is 365; and
	(C)	a lump sum payment in cash equal to two times the sum of (1) the Annual Base Salary at the Date of Termination, and (2) the Executive's Target Bonus;
(ii)	(A)
the Corporation shall maintain in full force and effect, for the continued benefit of the Executive and the Executive's family, until two years after the Date of Termination, all life insurance, medical, dental, health and accident and disability plans, programs or arrangements in which the Executive was entitled to participate immediately prior to the Date of Termination (or in the case of voluntary termination by the Executive for Good Reason upon or following a Change in Control as a result of a reduction in benefits, if more favourable to the Executive, such coverage and terms as were in effect immediately prior to the Change in Control) at a cost to the Executive no greater than that which the Executive paid while employed, provided that the Executive's continued participation is possible under the general terms and provisions of such plans and programs. In the event that the Executive's participation is barred, the Corporation shall arrange to provide the Executive, at the Corporation's expense, with benefits substantially similar to those which the Executive is entitled to receive under such plans, programs or arrangements; or
(B)
at the Executive's request, the Corporation will make a cash payment in an amount equal to the then estimated net present value (as determined by the Board, acting reasonably, assuming that the Executive would be employed by the Corporation for the ensuing two years and using as a discount rate the Corporation's cost of funds under its principal bank working capital credit lines) of such benefits for the two-year period following the Date of Termination;
    (iii)
    those Options, Performance-Contingent Options and Rights granted to the Executive that would have otherwise vested and become exercisable during the twelve-week period following the Date of Termination shall vest and become exercisable during such twelve-week period in accordance with their terms and, together with any Options, Performance-Contingent Options and Rights that vested prior to the Date of Termination, shall terminate and may not be exercised after the earlier of thirty (30) days after the expiry of such twelve week period and the original expiry date of such Option, Performance-Contingent Option or Right;

    (iv)
    all unexercised ESPO Options granted to the Executive shall be exercisable until the earlier of a twelve week and thirty day period after the Date of Termination and the ESPO Option's original date of expiry;

    (v)
    those Performance Units allocated to the Executive under the LTIP which are not already issued or provided in the form of Shares to the Executive shall be issued or provided in the form of Shares to the Executive on the following basis:

If Date of Termination occurs in:	% of related Performance Units to be issued or provided in the form of Shares:
1st Year following Date of Grant	33 1/3%
2nd Year following Date of Grant	66 2/3%
3rd Year following Date of Grant	100%; and,
    (vi)
    for greater certainty and notwithstanding anything to the contrary contained in the Celestica Retirement Plan (the "Plan") and the Celestica Supplementary Retirement Plan (the "SERP"), in respect of the two year notice period following the Date of Termination, the Corporation shall contribute to the Executive's Retirement Account (as defined under the Plan) and credit notional contributions to the Executive's Uncapped Retirement Account (as defined under the SERP) and investment earnings will continue to be earned (or notionally earned in the case of the Uncapped Retirement Account), in accordance with the terms of the Plan and the SERP, respectively, based on the Compensation (as defined under the Plan) that the Executive would otherwise have received from the Corporation had the Executive's employment not been terminated. At the end of the two year notice period, the Executive will receive his or her Retirement Account and Uncapped Retirement Account balances in accordance with the terms of the Plan and the SERP, respectively.

  (d)
  Termination During the Change in Control Period or for Good Reason During the Change in Control Period.  Upon (i) termination of the Executive's employment by the Corporation during the Change in Control Period other than for Cause, or (ii) voluntary termination by the Executive of the Executive's employment for Good Reason upon a Change in Control:
(i)	in lieu of notice, the Corporation shall pay to the Executive the aggregate of the following amounts (less any deductions required by law):
(A)
if not theretofore paid, that portion of the Annual Base Salary earned by or payable to the Executive during the then current fiscal year of the Corporation for the period to and including the Date of Termination, together with all benefits payable to the Executive through to and including the Date of Termination under the terms of the Corporation's benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination;
(B)
a pro rated portion of the Executive's Target Bonus calculated by multiplying (1) the Target Bonus by (2) a fraction, the numerator of which is the number of days in the applicable fiscal year through to and including the Date of Termination and the denominator of which is 365; and
	(C)	a lump sum payment in cash equal to three times the sum of (x) the Annual Base Salary at the Date of Termination, and (y) the Executive's Target Bonus;
(ii)	(A)
the Corporation shall maintain in full force and effect, for the continued benefit of the Executive and the Executive's family, until three years after the Date of Termination, all life insurance, medical, dental, health and accident and disability plans, programs or arrangements in which the Executive was entitled to participate immediately prior to the Date of Termination (or in the case of voluntary termination by the Executive for Good Reason upon or following a Change in Control as a result of a reduction in benefits, if more favourable to the Executive, such coverage and terms as were in effect immediately prior to the Change in Control) at a cost to the Executive no greater than that which the Executive paid while employed, provided that the Executive's continued participation is possible under the general terms and provisions of such plans and programs. In the event that the Executive's participation is barred, the Corporation shall arrange to provide the Executive, at the Corporation's expense, with benefits substantially similar to those which the Executive is entitled to receive under such plans, programs or arrangements; or

(B)
at the Executive's request, the Corporation will make a cash payment in an amount equal to the then estimated net present value (as determined by the Board, acting reasonably, assuming that the Executive would be employed by the Corporation for the ensuing three years and using as a discount rate the Corporation's cost of funds under its principal bank working capital credit lines) of such benefits for the three-year period following the Date of Termination;
    (iii)
    all Options and Rights vest pursuant to section 10(a) hereof and shall be exercisable for the remainder of the term to expiry of each such Option or Right;

    (iv)
    all unexercised ESPO Options granted to the Executive shall be exercisable until the earlier of a three year and thirty day period following the date of Termination and the ESPO Option's original date of expiry;

    (v)
    all Performance-Contingent Options vest pursuant to section 10(b) hereof and shall be exercisable for the remainder of the term to expiry of each such Performance-Contingent Option; and,

    (vi)
    for greater certainty and notwithstanding anything to the contrary contained in the Plan and the SERP, in respect of the three year notice period following the Date of Termination, the Corporation shall contribute to the Executive's Retirement Account (as defined under the Plan) and credit notional contributions to the Executive's Uncapped Retirement Account (as defined under the SERP) and investment earnings will continue to be earned (or notionally earned in the case of the Uncapped Retirement Account), in accordance with the terms of the Plan and the SERP, respectively, based on the Compensation (as defined under the Plan) that the Executive would otherwise have received from the Corporation had the Executive's employment not been terminated. At the end of the three year notice period, the Executive will receive his or her Retirement Account and Uncapped Retirement Account in accordance with the terms of the Plan and the SERP, respectively.

        (e)  Notice of Termination by the Executive for Good Reason or Good Reason upon a Change in Control.  Any termination of employment by the Executive for Good Reason or for Good Reason upon a Change in Control shall: be communicated in writing by the Executive; indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail any facts and circumstances claimed to provide a basis for the termination of the Executive's employment under the provision so indicated; and, be delivered within sixty (60) days of the act or failure to act giving rise to the Good Reason or Good Reason upon a Change in Control. The Executive shall not be required to report to work or perform services for the Corporation subsequent to the Corporation's receipt of the Executive's notice of termination.

        (f)  Executive Entitlement When Dispute.    All amounts payable, benefits due or owed or amounts payable in lieu of benefits under Section 12 shall, unless otherwise specifically provided, be paid by the Corporation to the Executive within thirty days of the Date of Termination, notwithstanding that the Corporation may dispute the Executive's entitlement to such amounts. The Executive is entitled to receive all amounts owing under Section 12, and the Corporation shall not initiate any injunctive proceedings in a court of competent jurisdiction or any arbitration proceeding pursuant to Section 18 to prevent the Executive from enforcing his right to receive such amounts, and should the Corporation initiate any proceeding disputing the Executive's entitlement to such amounts, the Corporation agrees to continue to provide such amounts to the Executive in accordance with the terms of this Agreement, pending final resolution of the dispute by an arbitrator pursuant to Section 18 (it being acknowledged and agreed by the parties that a court of competent jurisdiction can issue only an interim injunction on the question of the Executive's entitlements under Section 12).

13.   Confidentiality, Non-Solicitation and Non-Competition

  (a)
  The Executive acknowledges and agrees that:

  (i)
  in the course of performing the Executive's duties and responsibilities as an officer of the Corporation, the Executive has had and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future, and contemplated products, services, operations and marketing techniques and procedures of the Corporation and its subsidiaries, including, without limitation, business plans, inventions, pending and undisclosed patents and patent applications, proprietary business methods and proprietary manufacturing operations, proprietary product and proprietary manufacturing information, know how, and information relating to addresses, preferences, needs and requirements of past, present and prospective clients, customers, suppliers and employees of the Corporation and its subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Corporation or to the general public, or the use of same by the Executive or any competitor of the Corporation or any of its subsidiaries, would be highly detrimental to the interests of the Corporation;

  (ii)
  in the course of performing the Executive's duties and responsibilities for the Corporation, the Executive has been and will continue in the future to be a representative of the Corporation to its customers, clients and suppliers and as such has had and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Corporation with such customers, clients and suppliers and would not have, except by virtue of the Executive's employment with the Corporation, developed a close and direct relationship with the customers, clients and suppliers of the Corporation;

  (iii)
  the Executive's services are extraordinary and unique;

  (iv)
  the Corporation has a proprietary interest in its customers and clients;

  (v)
  the Executive, as an officer of the Corporation, owes fiduciary duties to the Corporation, including the duty to act in the best interests of the Corporation; and,

  (vi)
  the right to maintain the confidentiality of the Trade Secrets, the right to preserve the goodwill of the Corporation and the right to the benefit of any relationships that have developed between the Executive and the customers, clients and suppliers of the Corporation by virtue of the Executive's employment with the Corporation constitute proprietary rights of the Corporation, that the Corporation is entitled to protect.

  (b)
  In acknowledgment of the matters set out in (a) above, and in consideration of the payments to be received by the Executive pursuant to this Agreement, the Executive hereby agrees that the Executive will not, during the term of the Executive's employment with the Corporation and for two years from either the Date of Termination or the Executive's resignation of the Executive's employment:

  (i)
  directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Corporation), in any manner, any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or becomes generally available to the public other than as a result of disclosure by the Executive;

  (ii)
  be a party to or abet any solicitation of customers, clients, or suppliers of the Corporation or any of its subsidiaries or associates, to transfer business from the Corporation or any of its subsidiaries or associates to any other person, or seek in any way to persuade or entice any employee of the Corporation or any of its subsidiaries or associates to leave that employment or to be a party to or abet any such action;

  (iii)
  either individually or in partnership or jointly or in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, shareholder (unless passive investor) or in any other manner whatsoever, be involved with any business that is in competition with the business of the Corporation which business means the electronics manufacturing services business (the "Business of the Corporation"). During the same time period, the Executive will not carry on or be engaged in or concerned with or interested in, or advise, lend money to, guarantee the debts or obligations of, or permit the Executive's name or any part thereof to be used or employed by or associated with, any person or persons, firm, association, syndicate, company or corporation in any business that is involved in any similar business in which the Corporation is involved during the course of the Executive's employment

  (c)
  If any court determines that any provision contained in Section 13 including, without limitation, a restrictive covenant or any part thereof is unenforceable because of the duration or geographical scope of the provision or for any other reason, the duration or scope of the provision, as the case may be, shall be reduced so that the provision becomes enforceable and, in its reduced form, the provision shall then be enforceable and shall be enforced;

  (d)
  The Executive acknowledges that the Executive's employment by the Corporation and all compensation and benefits and potential compensation and benefits to the Executive from such employment were and will be conferred by the Corporation upon the Executive in part because and on condition of the Executive's willingness to commit the Executive's best efforts and loyalty to the Corporation, including protecting the Corporation's right to have its Trade Secrets protected from non-disclosure by the Executive and abiding by the confidentiality, non-competition and other provisions herein. The Executive understands the Executive's duties and obligations as set forth in Section 13 and agrees that such duties and obligations would not unduly restrict or curtail the Executive's legitimate efforts to earn a livelihood following any termination of the Executive's employment with the Corporation. The Executive agrees that the restrictions contained in Section 13 are reasonable and valid and all defences to the strict enforcement thereof by the Corporation are waived by the Executive. The Executive further acknowledges that irreparable damage would result to the Corporation if the provisions of Sections 13(b)(i) to (iii) are not specifically enforced, and agrees that the Corporation shall be entitled to any appropriate legal, equitable, or other remedy, including injunctive relief, in respect of any failure or continuing failure to comply with the provisions of Sections 13(b)(i) to (iii);

  (e)
  The preceding covenants do not prohibit investment, up to a maximum of five percent (5%) of the outstanding shares, in a corporation whose shares are listed on a recognized stock exchange and which carries on a business similar to the Business of the Corporation.

14.   Return of Materials

        All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computer disks, software products and lists (including lists of customers, suppliers, products and prices) pertaining to the business of the Corporation or any of its subsidiaries and associates that may come into the possession or control of the Executive shall at all times remain the property of the Corporation or such subsidiary or associate, as the case may be. On termination of the Executive's employment for any reason, the Executive agrees to deliver promptly to the Corporation all such property in the possession of the Executive or directly or indirectly under the control of the Executive. The Executive agrees not to make for the Executive's personal or business use or that of any other party, reproductions or copies of any such property or other property of the Corporation or any of its subsidiaries or associates.

15.   Duty to Mitigate

        The Executive shall not be subject to any duty or obligation to seek alternate employment or other sources of income or benefits, or to mitigate the Executive's damages, or to any similar duty or obligation and any compensation earned by the Executive after the Date of Termination shall not be deducted from any payments to be made to the Executive pursuant to this Agreement following or as a result of: (a) voluntary termination by the Executive of the Executive's employment for Good Reason or Good Reason during the a Change in Control Period; or, (b) termination of the employment of the Executive by the Corporation other than for Cause.

16.   Further Assurances

        Each of the Corporation and the Executive agrees to execute and deliver all such documents and to do all such acts and things as the other party may reasonably request and as may be lawful and within its powers to do or to cause to be done in order to carry out and/or implement the provisions or intent of this Agreement, including, without limitation, seeking all such governmental, regulatory and other third party approvals as may be necessary or desirable. Without limiting the generality of the foregoing, the Corporation agrees to execute and deliver all such documents and to do all such acts and things as the Executive may reasonably request and as may be lawful and within the power of the Corporation to do or cause to be done in order to minimize any tax consequences to the Executive or his estate or his legal personal representatives in respect of the payment or performance by the Corporation of the obligations of the Corporation upon or in respect of payments or actions required to be made or taken by or on behalf of the Corporation in the event of termination of the Executive's employment hereunder; provided that the Corporation shall in no way be prejudiced thereby.

17.   Governing Law

        The Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

18.   Arbitration Clause

        (a)  With the exception of Article 13, where there is any dispute as to any provision of this Agreement and the Executive and the Corporation are unable to come to a mutual agreement within a period of 10 days from the date on which one party advises the other party, in writing, of the dispute, within 10 days after the expiry of such period, either party may give written notice of the issue on which a mutual decision has not been made to an arbitrator selected from (c) below, with a copy of the notice to the other party.

        Upon receipt of such notice, the arbitrator will contact each of the parties and attempt to resolve the matter within 5 days of receipt of the notice, failing which the arbitrator shall schedule a hearing to commence within 90 days thereafter, that hearing to conclude and the decision to be rendered within 120 days (or such later time as agreed upon between the parties) thereafter.

        It is understood and agreed the arbitrator shall have the sole discretion to establish a procedure for the conduct of the arbitration, provided only that such procedure shall give to each party an opportunity to state and argue their respective positions, either in writing or orally in the presence of the arbitrator and each other party and whether with or without reply or rejoinder. The decision of the arbitrator shall be final and binding.

        Any arbitration pursuant to this clause shall be in accordance with the Arbitrations Act (Ontario).

        (b)  It is understood that the Executive and the Corporation would prefer to avoid litigation due to a possible breach of Article 13, upon the acceptance of a new position by the Executive. As a result, the parties agree that where the Executive is considering a new position, particularly following termination of employment, the Executive may seek the prior agreement of the Corporation that such new position is not with a competitor of the Corporation. Where there is a disagreement as to whether this new position is with a competitor of the Corporation (and the Executive has not accepted any offer and commenced employment in respect thereof), the parties agree to have this issue finally determined on an expedited basis by an agreed upon arbitrator as set out in (c) below. The process and authority of the arbitrator shall be as described above, except that in this case only the hearing must be concluded and the decision rendered within 30 days of the arbitrator receiving notice of the dispute.

        (c)  for the purpose of this Agreement, the parties agree that any one of the following can be selected as the arbitrator: Mr. Justice George Adams, William Kaplan, Maureen K. Saltman or Daniel J. Baum, or any other arbitrator the parties mutually agree upon should none of these arbitrators be available within the timelines set out herein.

19.   Severability

        With the exception of Section 13, if any provision of the Agreement, including the breadth or scope of such provision, shall be held by an arbitrator pursuant to Section 18 to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof, of this Agreement and such remaining provisions, or part thereof, shall remain enforceable and binding.

20.   Representations and Warranties

        The Executive represents and warrants to the Corporation that the execution and performance of this Agreement will not result in or constitute a default, breach, or violation, or an event that, with notice or lapse of time or both, would be a default, breach, or violation, of any understanding, agreement or commitment, written or oral, express or implied, to which the Executive is a party or by which the Executive or the Executive's property is bound. The Executive shall defend, indemnify and hold the Corporation harmless from any liability, expense or claim (including solicitor's fees incurred in respect thereof) by any person in any way arising out of, relating to, or in connection with any incorrectness or breach of the representations and warranties in this Section 20.

21.   Rights and Waivers

        All rights and remedies of the parties are separate and cumulative, and none of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies which either of the parties may have.

22.   Waiver

        Any purported waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

23.   Time of Essence

        Time shall be of the essence of this Agreement in all respects.

24.   Headings

        The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

25.   Full Satisfaction

        The terms set out in this Agreement, provided that such terms are satisfied by the Corporation, are in lieu of (and not in addition to) and in full satisfaction of any and all other claims or entitlements which the Executive has or may have upon the termination of the Executive's employment and the compliance by the Corporation with these terms will effect a full and complete release of the Corporation and its parent and their respective affiliates, associates, subsidiaries and related companies from any and all claims which the Executive may have for whatever reason or cause in connection with the Executive's employment and the termination of it, other than those obligations specifically set out in this Agreement. In agreeing to the terms set out in this Agreement, the Executive specifically agrees to execute a formal release document to that effect and will deliver upon request appropriate resignations from all offices and positions with the Corporation and its parent and their respective affiliated, associated subsidiary or affiliated companies if, as and when requested by the Corporation upon termination of the Executive's employment within the circumstances contemplated by this Agreement.

26.   Successors; Binding Agreement

        The Corporation will require any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place. Failure of the Corporation to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Corporation in the same amount and on the same terms as the Executive would be entitled hereunder if the Executive were terminated in circumstances giving rise to the payment of benefits pursuant to Section 12 hereof except that for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the Date of Termination. The foregoing shall not in any way limit the rights of the Executive hereunder if such succession constitutes a Change in Control. As used in this Agreement, "Corporation" shall mean the Corporation as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this paragraph or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

27.   No Assignment

        The Executive may not assign, pledge or encumber the Executive's interest in this Agreement nor assign any of the rights or duties of the Executive under this Agreement without the prior written consent of the Corporation.

28.   Statutory Deductions and Withholdings

        All payments provided to the Executive pursuant to this Agreement are subject to necessary statutory deductions and withholdings.

29.   Successors

        This Agreement shall be binding on and enure to the benefit of the successors and assigns of the Corporation and the heirs, executors, personal legal representatives and permitted assigns of the Executive.

30.   Entire Agreement

        This Agreement contains the entire understanding of the Executive and the Corporation with respect to employment of the Executive and supersedes any and all prior understandings, written or oral. This Agreement may not be amended, waived, discharged or terminated orally but only by an instrument in writing executed by both parties.

31.   Notices

        Any notice or other communication required or permitted to be given hereunder shall be in writing and either delivered by hand or sent by facsimile. If delivery by hand or by facsimile, notice shall be deemed to have been received at the time it is delivered or received. Notices shall be addressed as follows:

  (a)
  If to the Corporation:

    Celestica Inc.
    1150 Eglinton Avenue East
    Toronto, ON
    M3C 1H7

    Attention: General Counsel
    Fax No.: (416) 448-2817

  (b)
  If to the Executive:

    Peter J. Bar
    9 Heron Trail
    RR#3
    Newmarket, ON    L3Y 4W1

    Fax No.: 905-640-8154

32.   Legal Advice

        The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that the Executive had the opportunity to seek and was not prevented nor discouraged by the Corporation from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that the Executive did not avail himself or herself of that opportunity prior to signing this Agreement, the Executive did so voluntarily without any undue pressure and agrees that the Executive's failure to obtain independent legal advice shall not be used by the Executive as a defence to the enforcement of the Executive's obligations under this Agreement. The Corporation agrees to reimburse the Executive for the reasonable legal fees incurred by the Executive in obtaining such legal advice.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date first above written.

CELESTICA INC.
		by	/s/ STEPHEN DELANEY Name: Stephen Delaney Title: CEO
CELESTICA INTERNATIONAL INC.
		by	/s/ ANTHONY PUPPI Name: Anthony Puppi Title: CFO

SIGNED, SEALED & DELIVERED in the presence of: /s/ ELIZABETH L. DELBIANCO Witness (name): Elizabeth L. DelBianco	) ) ) ) ) )	/s/ PETER J. BAR Peter J. Bar

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EXECUTIVE EMPLOYMENT AGREEMENT